

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via E-Mail to Bryan Sinclair
Mr. Michael K. Galvis
President and CEO
NYTEX Energy Holdings, Inc.
12222 Merit Drive, Suite 1850
Dallas, TX 75251

>   **Re: NYTEX Energy Holdings, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 13, 2011**
>   **File No. 333-173559**

Dear Mr. Galvis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note the disclosure in your filing concerning (a) your oilfield services segment's products and services relating to hydraulic fracturing and (b) your oil and gas segment's involvement in hydraulic fracturing activities. With regard to your oil and gas segment, please tell us, with a view towards disclosure:

- the location of your hydraulic fracturing activities;

- the percentage of your reserves subject to hydraulic fracturing; and

- the anticipated costs and funding associated with hydraulic fracturing activities.

2.   In regard to all of your products, services and activities that pertain to hydraulic fracturing, please tell us what steps you have taken to minimize any potential environmental risk, liability and impact. For example, and without limitation, please explain if you:

- have steps in place to ensure that your products, services and activities adhere to known best practices;

- evaluate the environmental impact of additives to hydraulic fracturing fluids and other products;

- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water; and

- where relevant, have steps in place to ensure that your drilling, casing and cementing adhere to known best practices and monitor the rate and pressure of fracturing treatment in real time for any abrupt change in rate or pressure.

3.   We note your risk factor disclosure at page 7 that you maintain insurance "that [you] believe to be customary in the industry." Please disclose the applicable deductibles and policy limits related to your insurance coverage, particularly with respect to pollution liability and associated environmental remediation costs.

4.   Please supplementally provide us with a report detailing the chemicals used in your products and services, including without limitation each product listed in your filing under the heading "FDF Product Offerings" that begins at page 16.   Include information regarding concentrations of chemicals. Also, with regard to your oil and gas segment, please provide similar information with regard to chemicals used in your hydraulic fracturing activities, and include information regarding volume/concentration and total amounts utilized for representative wells in each basin where you use hydraulic fracturing.

5.   Please ensure that you file all of the required exhibits, and allow sufficient time for our review of the exhibits. In this regard, we note you have indicated that the legal opinion of Strasburger & Price, LLP, Exhibit 5.1, will be filed by amendment.

Prospectus Cover Page

6.   We note your revised disclosure on your prospectus cover page that a public trading market for your common stock has recently initiated, and your common stock is now traded in very limited quantities under the symbol "NYTE." Please revise to clarify, if true, that your common stock is quoted on the OTC Bulletin Board.

Risk Factors, page 2

We are in default under our senior debt facility and our mezzanine debt agreement…, page 2

7.   Please revise your disclosure under this subcaption to briefly discuss the material risks
related to the put notice provided by WayPoint Nytex, LLC on May 4, 2011. Please also
reference such risks in the risk factor captioned "Our indebtedness and other payment
obligations could restrict our operations and make us more vulnerable to adverse
economic conditions" at page 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

8.   We note your statement in the risk factor entitled "We need additional capital …" on
page 4 that "management has implemented plans to improve liquidity through slowing or
stopping certain planned capital expenditures, through the sale of selected assets deemed
unnecessary to our business, and improvements to results from operations." We note a
similar statement in the Liquidity and Capital Resources section on page 35. Please
enhance your discussion in Liquidity and Capital Resources to describe and explain the
plans that management has implemented.

9.   We note that in this amendment you removed a sentence that stated "As of December 31,
2010, we had cash and cash equivalents of $209,498, and a working capital deficit
(measured by current assets less current liabilities) at December 31, 2010 of $[___]."
Please provide disclosure that addresses these liquidity issues as of the date of your latest
interim balance sheet.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with
respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Kevin Woltjen, Esq.